May 9, 2000



VIA EDGAR AND FACSIMILE (202) 942-9648

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549


                   Southern States Cooperative, Incorporated/
                        Southern States Capital Trust II/
                       Registration Statement on Form S-1/
                       Registration Statement on Form 8-A
                     (File Nos. 333-69265 and 333-69265-02)


Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrants, Southern States Cooperative, Incorporated, a Virginia corporation ("Southern States") and Southern States Capital Trust II, a Delaware business trust (the "Southern States Capital Trust"), hereby request the Commission's consent to withdraw the above-referenced registration statement on Form S-1 (filed on December 18, 1998, as amended May 11, 1999, August 9, 1999 and February 7, 2000), as well as the registration statement on Form 8-A, filed by the undersigned registrants on December 21, 1998, pursuant to section 12(b) of the Securities Exchange Act of 1934.

         No securities have been offered or sold pursuant to either of these registration statements.

         This request is made because the Company has concluded that market conditions do not currently permit an offering of the proposed securities on terms acceptable to the registrants.

         The Company believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors. Accordingly, the undersigned registrants respectfully request that the Commission grant their request to withdraw the registration statement.


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Securities and Exchange Commission
May 9, 2000
Page 2 of 2





         If you have questions or comments about the foregoing, please call me at (804) 281-1331 or F. Claiborne Johnston, Jr. of Mays & Valentine, L.L.P. at
(804) 697-1214.


                               Sincerely yours,


                               SOUTHERN STATES COOPERATIVE, INCORPORATED

                                /s/  Jonathan A. Hawkins
                               Jonathan A. Hawkins
                               Senior Vice President and Chief Financial Officer



                               SOUTHERN STATES CAPITAL
                               TRUST II

                                /s/  Jonathan A. Hawkins
                               Jonathan A. Hawkins
                               Administrative Trustee




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